UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

CONTENTS

Quarterly Results of Operations

On November 16, 2023, Stratasys Ltd. (“Stratasys”, “we” or “us”) announced our financial results for the third quarter and nine months ended September 30, 2023.  A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

In conjunction with the conference call being held on November 16, 2023 to discuss our results, we are furnishing a copy of the slide presentation that provides supplemental information regarding our business and our financial results, and which will be referenced on that conference call. We have attached that presentation to this Form 6-K as Exhibit 99.2, which exhibit is incorporated herein by reference.

Changes to Board of Directors

On November 16, 2023, we announced that we have appointed Aris Kekedjian as a new, independent member of our board of directors, effective immediately. Mr. Kekedjian has replaced Ziva Patir, who has decided to step down from the board following ten years of service as a director.

Additional information concerning Mr. Kekedjian, including biographical information, is contained in the press release attached as Exhibit 99.3 to this Form 6-K.

Incorporation by Reference

The information under the heading “Changes to Board of Directors” above, along with the contents of Exhibit 99.3 to this Form 6-K (other than any quotations contained therein), are incorporated by reference into Stratasys’ registration statements on Form S-8, SEC file numbers 333-190963, 333-236880,  333-253694, 333-262951, 333-262952, and 333-270249, filed by Stratasys with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022 and March 3, 2023 respectively, and Form F-3, SEC file numbers 333-251938 and 333-253780, filed by Stratasys with the SEC on January 7, 2021 and March 2, 2021, respectively, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The information under the heading “Quarterly Results of Operations”, along with the contents of Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibits

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated November 16, 2023 announcing the financial results of Stratasys Ltd. for the third quarter and nine months ended September 30, 2023

99.2	Slide presentation providing supplemental information to be referenced on the conference call of Stratasys Ltd. discussing its quarterly financial results, being held on November 16, 2023

99.3	Press release dated November 16, 2023 announcing changes to the board of directors of Stratasys Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: November 16, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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